Shengfeng Development Limited

September 10, 2021

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted August 3, 2021
CIK No. 0001863218

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated August 20, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 3”) is being submitted confidentially to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure that you are a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) and VIE subsidiaries based in China. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company and that your VIE structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your Class A ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: The Company respectfully advises the Staff that it has revised the prospectus cover page of the Amended Draft Registration Statement No. 3 to disclose that it is not a Chinese operating company and its investors may be subject to unique risks due to its VIE structure. It also added disclosure on the prospectus cover page of the Amended Draft Registration Statement No. 3 that the VIE structure is used to replicate foreign investment in Chinese-based companies, as Chinese law prohibits direct foreign investment in the domestic express mail business sector, which is a sector the Company does not currently engage in, as of the date of this response letter, but may choose to do so in the future, that the investors in this offering may never directly hold equity interests in the VIE and the VIE’s subsidiaries, and that it is subject to the risks of the PRC government disallowing the VIE structure in the future, which would likely result in a material change in our operations and the value of its Class A Ordinary Shares, including that it could cause the value of such securities to significantly decline or become worthless. A cross-reference to our detailed discussion of risks facing the Company and the offering as a result of the VIE structure is also provided on the prospectus cover page of the Amended Draft Registration Statement No. 3.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your Class A ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully advises the Staff that it has revised the prospectus cover page of the Amended Draft Registration Statement No. 3 to disclose the legal and operational risks associated with being based in and having the majority of the Company’s operations in China, including the uncertainty of the PRC laws and regulations which governs our business operation and VIE structure, which may result in a material change in its VIE’s operations, significant depreciation of the value of our Class A Ordinary Shares, or significantly limit or complete hindrance of its ability to offer or continue to offer our securities to investors. It also referenced the recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns.

3. We note your defined terms on page ii. Revise the prospectus cover page to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: The Company respectfully advises the Staff that it has revised the prospectus cover page to clearly disclose how it will refer to the holding company, its subsidiaries, the VIE and the VIE’s subsidiaries when providing the disclosure throughout the document. It has also revised its disclosure to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE and its subsidiaries. Additionally, it has revised on prospectus cover page to provide that its Class A Ordinary Shares offered in this offering are shares of its offshore holding company in Cayman Islands, instead of shares of its VIE or the VIE’s subsidiaries in China, and, therefore, the investors will not directly hold equity interests in its VIE or the VIE’s subsidiaries.

Prospectus Summary, page 1

4. We note your diagram of the company’s VIE corporate structure based in China. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: The Company respectfully advises the Staff that it has added the description of all contracts and arrangements with its VIE on pages 1, 3, 4, and 5 of the Amended Draft Registration Statement No. 3. It clarified that as a result of the VIE structure, the investors are purchasing shares of the offshore holding company in Cayman Islands, instead of the VIE or the VIE’s subsidiaries in China. It also disclosed that the contractual arrangements are less effective than direct ownership due to the inherent risks of the VIE structure and that it, as a Cayman Islands holding company, may have difficulties in enforcing any rights it may have under the VIE Agreements with the VIE, its founders and owners, in PRC because all of its VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, where legal environment in the PRC is not as developed as in the U.S. Furthermore, the disclosure provides that these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company is unable to enforce these VIE Agreements, it may not be able to exert effective control over Shengfeng Logistics Group Co., Ltd. (“Shengfeng Logistics” or “VIE”), and its ability to conduct our business may be materially and adversely affected. We also provided relevant disclosure in the section entitled “Risk Factors” of the Amended Draft Registration Statement No. 3. Such relevant disclosure includes, but is not limited to, disclosure under the following headings: “Risk Factors - Risks Relating to Our Corporate Structure - If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with applicable PRC law or PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;” “Risk Factors - Risks Relating to Our Corporate Structure - Our VIE Agreements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be effective in providing control over Shengfeng Logistics;” “Risk Factors - Risks Relating to Our Corporate Structure - Our VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements;” “Risk Factors - Risks Relating to Doing Business in the PRC - China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government policies and actions are uncertain and their changes may be quick with little advance notice. Therefore, such uncertainties and changes could have a material adverse effect on our business, operations and the value of our Class A Ordinary Shares;” “Risk Factors - Risks Relating to Doing Business in the PRC - PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably;” and “Risk Factors - Risks Relating to Doing Business in the PRC - You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.”

5. We note the disclosure in your summary of risk factors regarding the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. Please revise to describe the significant liquidity risks and expand your description of the significant regulatory and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully advises the Staff that it has revised its disclosure to address the above concerns on pages 10 and 11 of the Amended Draft Registration Statement No. 3 to disclose the risks relating to our corporate structure and risks relating to doing business in the PRC, including, but not limited to, the following risks:

●	“Our VIE Arrangements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements;”

●	“We may not be able to consolidate the financial results of Shengfeng Logistics or such consolidation could materially and adversely affect our operating results and financial condition;”

●	“There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business;”

●	“China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government policies and actions are uncertain and their changes may be quick with little advance notice. Therefore, such uncertainties and changes could have a material adverse effect on our business, operations and the value of our Class A Ordinary Shares;”

●	“PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably;”

●	“PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and to make loans to Shengfeng Logistics, which could materially and adversely affect our liquidity and our ability to fund and expand our business;” and

●	“The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges nor the execution of VIE Agreements, however, if our VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or it may materially affect the interest of the investors and cause significantly depreciation of our price of Class A Ordinary Shares.”

6. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: The Company respectfully advises the Staff that it has revised on page 15 of the Amended Draft Registration Statement No. 3 to include disclosure that, as advised by its PRC counsel, it is currently not required to obtain permission from any of the PRC authorities to operate and issue its Class A Ordinary Shares to foreign investors. In addition, we, our subsidiaries, VIE or the VIE’s subsidiaries are not required to obtain permission or approval from the PRC authorities including the China Securities Regulatory Commission and Cybersecurity Administration Committee for the VIE’s operation, nor have we, our subsidiaries, VIE or the VIE’s subsidiaries received any denial for the VIE’s operation. We acknowledge in our disclosure that the foregoing conclusions are subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC that may be adverse to us, which may take place quickly with little advance notice. We also provided relevant disclosure in the section entitled “Risk Factors” of the Amended Draft Registration Statement No. 3. Such relevant disclosure includes, but is not limited to, disclosure under the following headings: “Risk Factors - Risks Relating to Doing Business in the PRC - The approval of the China Securities Regulatory Commission, or the “CSRC,” may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering;” and “Risk Factors - Risks Relating to Doing Business in the PRC - The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges nor the execution of VIE Agreements, however, if our VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or it may materially affect the interest of the investors and cause significantly depreciation of our price of Class A Ordinary Shares.”

7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: The Company respectfully advises the Staff that it has revised on pages 15 and 16 of the Amended Draft Registration Statement No. 3 to disclose how cash is transferred through its organization. We also clarified, as of the date of this response letter, that no cash transfer or transfer of other assets have occurred among our Company, its subsidiaries, and consolidated VIE and VIE’s subsidiaries, and that none of our subsidiaries or consolidated VIE and VIE’s subsidiaries have made any dividends or distributions to our Company. We further clarified that we intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As of December 31, 2021, there were no dividends or distribution made and thus no tax consequences can be quantified.

According to the exclusive technical consultation and service agreement by and between Shengfeng Logistics and Fujian Tianyu Shengfeng Logistics Co., Ltd. (“Tianyu” or “WFOE”) and China’s Tax Law, the WFOE provides technical consultations and services to the VIE. The taxes to be borne by WFOE may include Value-Added Tax, Stamp Duty and Corporate Income Tax. The tax rate of Value-Added Tax is 6% and the Tax Rate of Corporate Income Tax is 25%. Once WFOE successfully files a tax return with Foreign Exchange Administration in China, the profits that should be distributed to overseas investors will be remitted abroad with no limitations and restrictions. We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our subsidiaries for our cash requirements. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to Shengfeng Holding Limited only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of WFOE, VIE and VIE’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other things, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. If Shengfeng Logistics or the VIE’s subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict the effected entity’s ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its respective shareholders could materially and adversely limit our ability to grow, pay dividends or otherwise fund and conduct our business. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 12 of the Amended Draft Registration Statement No. 3 to provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required.

9. We note your disclosure on page 22 that the Company may be delisted in the future if the PCAOB is unable to inspect your accounting firm. Revise your prospectus summary to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: The Company respectfully advises the Staff that it has included on page 2 of the Amended Draft Registration Statement No. 3 to disclose that trading in its Class A Ordinary Shares may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate its auditor, and that as a result an exchange may determine to delist its securities. Our auditor, Friedman LLP, is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor.

Risk Factors, page 11

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: The Company respectfully advises the Staff that it has included on pages 26 and 27 of the Amended Draft Registration Statement No. 3 to acknowledge that if the PRC government determines that the contractual arrangements constituting part of its VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, its Class A Ordinary Shares may decline in value or become worthless if it is unable to assert its contractual control rights over the assets of its VIE and the VIE’s subsidiaries that conduct substantially all of its operations in China.

11. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 30 and 31 of the Amended Draft Registration Statement No. 3 to separately highlight the risk that the Chinese government may intervene or influence its operations at any time, which could result in a material change in its operations and/or the value of our Class A Ordinary Shares, and to acknowledge the risk that the Chinese government’s recent actions which indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

12. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 24 and 25 of the Amended Draft Registration Statement No. 3 to explain the impact of the regulations or policies that have been issued by the CAC to date on our offering and business.

13. You disclose on page 23 that you are currently not in full compliance with all PRC labor-related laws and regulations in certain respects. You further state that you have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, but you are endeavoring to have sufficient funds to address your social insurance and housing fund contribution requirements by the end of next year. If material, revise to disclose the contribution amounts that you will need to make for you to be in full compliance with all PRC labor-related laws and regulations.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 34 of the Amended Draft Registration Statement No. 3 to disclose that the Company believes that the estimated amount of unpaid contribution the Company was required to reserve in respect of the social insurance and housing fund contribution is not material. Additionally, other than the social insurance and housing fund contributions, the Company is currently not able to quantify the contribution amounts that it will need to make for it to be in full compliance with all PRC labor-related laws and regulations. It will continue investigating and monitoring its compliance status in connection with PRC labor-related laws and regulations in order to promptly address any shortfall going forward.

Dilution, page 41

14. Please explain how you calculated the historical net tangible book value as of December 31, 2020 of $0.62 per ordinary share (both Class A and Class B Ordinary Share).

Response: The Company respectfully refers to the summary table for the historical net tangible book value as of December 31, 2020 of $0.62 per ordinary share (both Class A and Class B Ordinary Share aggregating 80,000,000 ordinary shares) below:

December 31,2020
Total assets	$232,182,000
Deduct: total liabilities	147,803,000
Total net assets	84,379,000
Less:
Intangible assets	7,631,000
Operating lease right-of-use assets, net	25,132,000
Non - controlling interest	1,756,000
Net tangible assets	$49,860,000
Total ordinary share including both Class A and Class B	80,000,000
Net tangible assets per ordinary share	$0.62

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC